Exhibit 99.1

Steakholder Foods Files Provisional Patent Application for
Improved Fat Differentiation Process

The patent filing describes a novel process for achieving a higher degree of fat differentiation and significantly lowering costs for cultivated fat production

Rehovot, Israel, October 6, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH, formerly MeaTech 3D: $MITC), an international deep-tech cultured meat company, is pleased to announce that it has filed a provisional patent application with the U.S. Patent and Trademark Office (USPTO), regarding methods and systems for adipocytes differentiation.

The patent application details a new and improved process for differentiating stem cells into fat (increasing cultivated fat yields from stem cells), which is more easily reproducible and cost-effective than current methods. This patent filing is the latest step in Steakholder Foods’ push to reduce global dependence on animal-derived components.

To date, Steakholder Foods’ patent portfolio, fully owned by Steakholder Foods group companies, includes a granted patent and 15 applications.

Arik Kaufman, Steakholder Foods’ Chief Executive Officer & Founder: “The filing of this provisional patent application represents another step forward in Steakholder Foods’ ongoing mission to reduce the cost and complexity of cultured fat production, and strengthens our fully-owned patent portfolio. We are excited by the potential to use healthier, plant-sourced cell-culturing inputs in our hybrid as well as bioprinted products.”

About Steakholder Foods Patent Portfolio

Steakholder Foods seeks to obtain patent protection for its technologies, as well as registering other intellectual property rights for its business and technology assets in the United States and internationally. Steakholder Foods aims to protect the technology, inventions and improvements that are commercially important to the development of its business, using the most effective and efficient intellectual property instruments, including patents, trademarks, and trade secrets.

To date, the Steakholder Foods group companies have a portfolio of one granted patent and 15 patent applications with the USPTO and World Intellectual Property Organization (WIPO) filed through the International Patent System. These applications relate to two main fields (mechanical and biological), covering Steakholder Foods’ activities, products, and much of its supply chain, both pre- and post-processing.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements
This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Food’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Steakholder Foods Press Contact:	Steakholder Foods Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040